UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2025

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EMBRAER S.A.

Publicly held Company

CNPJ/MF nº 07.689.002/0001-89

NIRE 35.300.325.761

NOTICE TO SHAREHOLDERS

Embraer S.A. (“Company”) hereby informs its shareholders and the market in general that, on this date:

(i)	it was approved at the Company's Annual Shareholders' Meeting, the distribution of dividends, based on net income for the fiscal year ended December 31, 2024, in the total amount of R$ 51,429,524.76 (fifty-one million, four hundred and twenty-nine thousand, five hundred and twenty-four reais and seventy-six cents), equivalent to R$ 0.07000711694 per ordinary share issued by the Company (“Shares” and “Dividends”, respectively). Holders of American Depositary Shares (“ADSs”), traded on the New York Stock Exchange (“NYSE”), can verify the information about the payment in the website: www.adr.com [adr.com]

(ii)	Company's Board of Directors declared in a meeting held today, the payment of interest on net equity, referring to the 2nd (second) quarter of the current fiscal year, which will end on December 31, 2025, in the total amount of R$ 142,767,683.00, equivalent to R$ 0.19462141914 per ordinary share issued by the Company (“JCP”), ad referendum of the Company's Annual Shareholders' Meeting that will resolve on the financial statements related to the current fiscal year, in accordance with article 51, paragraph 3rd, of the Company’s bylaws. The JCP will be imputed to the mandatory dividends to be paid by the Company in relation to the current fiscal year, such amount integrating the amount of dividends distributed for all the effects provided for in the corporate legislation. Company will release, in due course, information about JCP payment.

Persons registered as shareholders of the Company at the close of trading on B3 - Brasil, Bolsa, Balcão S.A. (“B3”) on May 12, 2025, respecting trades carried out up to and including this date (“Base Date”), will be entitled to receive the Dividends.

Holders of ADSs traded on the New York Stock Exchange - NYSE, will receive Dividends according to the rules defined by the depositary bank, JPMorgan Chase N.A.

The Shares will be traded ex-Dividendo on B3 as of May 13, 2025 and on the NYSE as of May 14, 2025.

Payment Instructions

Regarding the Shares:

The payment of the Dividends will be made in cash, in local currency, on May 23, 2025 for the Dividends

On the payment date, the Company will credit the Dividends due to each shareholder, according to the number of Shares held by them on the Base Date, in accordance with the bank domicile provided to BTG Pactual Serviços Financeiros S.A. DTVM (“Bookkeeper”), the institution responsible for the bookkeeping of the Shares. For shareholders whose registration does not contain the CPF/CNPJ number or the indication of “Bank/Branch/Current Account”, the Dividends will only be credited after the registration has been updated and within the deadlines determined by the Bookkeeper. Shareholders whose Shares are deposited with institutions providing securities custody services will have their Dividends credited in accordance with the procedures adopted by B3's Central Asset Depository.

Regarding to the ADSs:

The payment of the Proceeds will be made by JP Morgan Chase Bank N.A., the depositary bank for the ADSs. Holders of ADSs will be able to obtain information on the payment of the dividend from the depositary bank at https://adr.com.

Dividends will be free from income tax, in accordance with article 10 of Law No. 9,249 of December 26, 1995.

The amount per Share or per ADS to be paid in the form of Dividends or JCP may vary slightly until the cut-off dates as a result of the Company's current share buyback program, which may impact the number of treasury shares. If this is the case, the Company will issue a new Notice to Shareholders informing them of the final amount per Share/ADS.

São José dos Campos, April 29, 2025.

Antonio Carlos Garcia

Executive Vice President, Financial & Investor Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2025

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations